ISSUER FREE WRITING PROSPECTUS

Dated December 14, 2012

Filed Pursuant to Rule 433

Registration No. 333-161449

KBS LEGACY PARTNERS APARTMENT REIT, INC.

FREE WRITING PROSPECTUS

KBS Legacy Partners Apartment REIT, Inc. (the “Company”) filed a registration statement (including a prospectus) for the offering to which this communication relates. Before you invest, you should read the prospectus contained in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Company’s most recent prospectus is available at https://www.kbs-cmg.com/ReadFItemContent.aspx?imgname=Attachment-1218.pdf&mime=application/pdf.

Alternatively, the Company or KBS Capital Markets Group LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free (866) 527-4264. It is important to note that the Company’s shares are not liquid.

On December 10, 2012, Keith D. Hall, one of the Company’s sponsors, appeared in a television segment on Bloomberg Television entitled “Taking Stock.” The transcript of the television segment is attached as Annex A.

Bloomberg Television is not affiliated with the Company, and no payment was made nor was any consideration given to Bloomberg Television by or on behalf of the Company or in connection with the interview. Statements in the interview that are not attributed directly to Mr. Hall represent the interviewer’s opinions and are not endorsed or adopted by the Company.

Annex A

Pimm Fox:	What does your company do, and what’s its primary focus?

Keith Hall:	Our primary focus is commercial real estate. We have a public non-listed REIT business. A platform that issues shares publicly but on, but that don’t trade on a listed exchange. We have five products in the market, three that are income focused and one that is total return focused.

Pimm Fox:	Now, when you say not listed on an exchange, not publicly traded, but yet publicly available, maybe just give a little more detail, how does that work?

Keith Hall:	We file with the SEC, we’re subject to Sarbanes-Oxley, we have independent boards, we go through everything a public company has to go through. We’re monitored and scrutinized by the whole world and industry. The only difference is, we don’t, we aren’t listed and therefore we don’t trade publicly. So, we are not as liquid as a publicly listed REIT.

Pimm Fox:	Now, is there an advantage to not being a publicly listed REIT?

Keith Hall:	We think so. If you look at publicly listed REITs, when you’re looking for real estate and real estate exposure, you’re looking for non-correlation in your asset allocation model, and if you buy a publicly listed REIT, then it’s perfectly correlated with the rest of the market, which is what you’re trying to get away from.

Pimm Fox:	When you say the market, this could be the market for REITs, or it could just be the market for stocks in general too?

Keith Hall:	Correlated to the market for stocks in general.

Pimm Fox:	Right. And what kinds of commercial real estate are you focused on right now?

Keith Hall:	We cover, our expertise is in industrial, office, and multi-family.

Pimm Fox:	Tell me about multi-family. Many people have said that this is the hotspot on the marketplace right now.

Keith Hall:	It’s been the hotspot for the past two years and it continues to be a focus, which is why we came out with our multi-family product. In the last two years you’ve seen cap rate compressions as the market for housing has shifted over to be a renter again.

Pimm Fox:	Explain cap rate compressions for those that are not familiar with the details in real estate.

Keith Hall:	A cap rate is how we measure value. A capitalization rate is the long form. And what you do is you take the next 12 months’ worth of income and you divide it by a market perception of return requirements and that gives you a valuation. And again, example might be $5 million of income at a five cap. That’s $5 million divided by 0.05, which is $100 million.

Pimm Fox:	And right now those rates are compressing?

Keith Hall:	Getting lower and lower, correct. Which means values are increasing. Some might argue that they seem to have already, the opportunity may have passed, but the opportunity continues because the next two years we see a long runway for rental growth in that market.

Pimm Fox:	And are these markets constrained by geography? In other words, is this an example that you can point to and say, oh yes in this market this happening, but it’s not happening in markets let’s say like Las Vegas or in even in some places in the south?

Keith Hall:	I think you’re seeing a general recovery nationwide. You’re certainly, it’s like the weather, you’re seeing greater or lesser recoveries in different markets driven by job creation. Houston is a good example as the top job creation market in the country right now, driven by the energy sector. So, you’re seeing a lot of focus in all sectors of commercial real estate in the Houston market.

Pimm Fox:	Alright, you mentioned multi-family. Tell me a little bit about the industrial space right now.

Keith Hall:	Industrial obviously houses goods that people want to buy…

Pimm Fox:	Right.

Keith Hall:	…so when you’re looking at the recovery you first go to look at employment, which drives, you know, retail spending, which then drives, the need for retailers to house and distribute products. So, we’re still down in the trough. We’re seeing cap rates that are also compressed, because there’s light at the end of the tunnel with unemployment inching or crawling I should say downward, which means over the next few years there should be good opportunities there also.